RETIREMENT PLAN ADVISORS, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Plan Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 West Adams Street, Suite 2175
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vernon Kempker (573)659-4443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Topel Forman, LLC
(Name – *if individual, state last, first, middle name*)

500 N. Michigan Ave, 17th Floor	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vernon Kempker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Plan Advisors, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sheri Menteer

SHERI MENTEER
My Commission Expires
April 3, 2020
County of Cole
Commission # 16137506

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

Notary Public

Vernon Kempker
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholder
of Retirement Plan Advisors, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of Retirement Plan Advisors, Inc. (an Illinois S-Corporation), as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of Retirement Plan Advisors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Plan Advisors, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information included on pages 13-15 has been subjected to audit procedures performed in conjunction with the audit of Retirement Plan Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Retirement Plan Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of a matter

As discussed in Note 9 to the financial statements, the Company amended its Expense Sharing Arrangement with Retirement Plan Advisors, LLC effective January 1, 2016 to include allocation of compensation costs. As a result, the financial statements for the year ending December 31, 2016 are not comparable to the financial statements for year ending December 31, 2015 as it relates to this matter. Our opinion is not modified with respect to this matter.

Topel Forman, L.L.C.

Certified Public Accountants

Chicago, Illinois
February 23, 2017

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
Cash	$ 536,524	$ 242,407
Commissions receivable	470,590	483,881
Due from RPA, LLC	-	28,446
Due from advisors	19,660	17,865
Due from employees	764	696
Prepaid expenses	21,341	43,222
Intangible assets, net	-	14,728
TOTAL ASSETS	$ 1,048,879	$ 831,245
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to RPA, LLC	$ 191,316	$ 187,119
Due to RPAG, Inc.	12,000	-
Accrued payroll liabilities	180,927	129,604
Accrued expenses	40	27
Total Liabilities	$ 384,283	$ 316,750
Stockholder's Equity	664,596	514,495
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,048,879	$ 831,245

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
REVENUES:		
Commission income	$ 3,532,442	$ 3,812,947
Interest income	1,299	1,375
Total Revenues	$ 3,533,741	$ 3,814,322
OPERATING EXPENSES:		
Administration/operations charges	$ 1,152,621	$ 1,180,130
Amortization	14,728	25,396
Computer technology charges	13,459	9,521
Employee compensation and benefits	1,431,738	2,321,083
Insurance	66,799	80,828
Licenses and permits	33,126	34,606
Office expenses	5,917	3,877
Professional fees	12,043	37,031
Total Operating Expenses	$ 2,730,431	$ 3,692,472
Net Income Before Income Tax Expense	$ 803,310	$ 121,850
Income tax expense	$ 12,000	$ -
Net Income	$ 791,310	$ 121,850

(The accompanying notes to financial statements are an integral part of these statements.)

3

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2014	$ 344,509	$ -	$ 315,829	$ 660,338
Net income	-	-	121,850	121,850
Distributions	-	-	(300,000)	(300,000)
Compensation expense	-	32,307	-	32,307
Balances at December 31, 2015	$ 344,509	$ 32,307	$ 137,679	$ 514,495
Net income	-	-	791,310	791,310
Distributions	-	-	(650,000)	(650,000)
Reclass to common stock	23,517	(23,517)	-	-
Compensation expense	-	8,791	-	8,791
Balances at December 31, 2016	$ 368,026	$ 17,581	$ 278,989	$ 664,596

On January 1, 2014 the Company became a wholly owned subsidiary of Retirement Plan Advisors Group, Inc. ("RPAG, Inc."). The Company has 1,000,000 authorized shares of no par value common stock, of which 102,000 were issued and outstanding at December 31, 2016 and 2015.

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2016 AND 2015

CASH FLOWS FROM OPERATING ACTIVITES:	2016	2015
Net Income	$ 791,310	$ 121,850
Adjustments to reconcile net income to net cash provided		
by operating activites:		
Amortization	14,728	25,395
Compensation expense	8,791	32,307
(Increase) Decrease In:		
Commissions receivable	13,291	(4,026)
Due from RPA, LLC	28,446	22,858
Due from advisors	(1,795)	(3,146)
Due from employees	(68)	(1)
Due from affiliates	-	13,074
Prepaid expenses	21,881	(167)
Increase (Decrease) In:		
Due to RPA, LLC	4,197	12,217
Accrued payroll liabilities	51,323	(75,632)
Accrued expenses	13	(23,154)
Income taxes payable	12,000	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 944,117	$ 121,575
CASH FROM INVESTING ACTIVITIES:		
Advances to stockholders	$ (170,890)	$ (146,163)
Repayments from stockholders	170,890	146,163
NET CASH FROM INVESTING ACTIVITIES	$ -	$ -
CASH FROM FINANCING ACTIVITIES:		
Distributions	$ (650,000)	$ (300,000)
Payments made on other liability	-	(26,182)
NET CASH USED BY FINANCING ACTIVITIES	$ (650,000)	$ (326,182)
NET INCREASE (DECREASE) IN CASH	$ 294,117	$ (204,607)
CASH, BEGINNING OF YEAR	242,407	447,014
CASH, END OF YEAR	$ 536,524	$ 242,407

(The accompanying notes to financial statements are an integral part of these statements.)

1. NATURE OF OPERATIONS:

Retirement Plan Advisors, Inc. (the "Company" or "RPA, Inc.") is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation. Effective January 1, 2014, the Company became a wholly owned subsidiary of Retirement Plan Advisors Group, Inc. ("RPAG, Inc."). The owners of RPA, Inc. contributed their ownership interest in exchange for the same ownership percentage in RPAG, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Effective January 1, 2014, the Company is included in the consolidated federal income tax return filed by RPAG, Inc. The Company is taxed as an S-Corporation under the Internal Revenue Code. In lieu of corporate income taxes, the Company's taxable income is passed through to RPAG, Inc. who is taxed on the income.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no uncertain tax positions as of December 31, 2016 or 2015. RPAG, Inc. files U.S. Federal and income tax returns in Illinois. RPAG, Inc.'s income tax returns for years prior to December 31, 2014 are no longer subject to examination. If applicable, the Company would recognize penalties and interest related to income taxes in income tax expense.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)**

DEFERRED INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The principal sources of temporary differences are due to the Company using the cash basis of accounting for tax purposes and presenting its financial statements on the accrual basis. In addition, intangible assets are amortized over different periods for book and tax purposes.

SECURITIES AND FEES

Securities transactions and fees are recorded on the trade date as transactions occur.

COMMISSION INCOME

Commission income is recognized when earned and is based on a percentage of assets under management.

COMMISSIONS RECEIVABLE

Commissions receivable, which represent commissions earned on assets under management but not yet received are unsecured, generally requiring payment within 30 days of the month or quarter end and are stated at the amounts calculated based on customer contracts. Interest is not charged for unpaid receivables. All commissions receivable are considered collectible as of December 31, 2016 and 2015, and therefore the Company has not recorded an allowance for doubtful accounts.

INTANGIBLE ASSETS AND AMORTIZATION

Intangible assets consist of purchased customer lists and are stated at cost and amortized for financial reporting purposes using the straight-line method over the estimated future periods to be benefited, generally five years. For income tax purposes the Company uses Internal Revenue Service prescribed lives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, but no less than annually. An impairment loss could be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses represent expenses incurred but not yet paid and generally require payment within 30 days of the month or quarter end.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's short term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments short term nature.

COMPENSATION EXPENSE

During 2014, the Company's parent (RPAG, Inc.) granted options to purchase RPAG, Inc. stock to an employee. A portion of the related compensation expense has been allocated to the Company pursuant to an expense sharing agreement. The Company was allocated compensation expense of $8,791 and $32,307 during the years ending December 31, 2016 and 2015, respectively and expects to be allocated $8,791 of compensation expense for the year ending December 31, 2017. The Company is not required to pay RPAG, Inc. for these expense allocations; therefore it has been recorded as additional paid-in capital in the accompanying financial statements. When the employee exercises the options, the Company is reclassing the related compensation cost from additional paid-in capital to common stock.

RECLASSIFICATION

Certain items were reclassified in the prior year balances to be consistent with the current year presentation. Such reclassifications had no impact on net income as previously reported.

3. CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits. The Company has never experienced any losses in such accounts and, based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances.

4. DUE FROM ADVISORS:

The Company has entered into agreements with its advisors in which the Company would incur certain expenses on behalf of the advisors in return for reimbursement following each quarter end. As of December 31, 2016 and 2015, the amount due from advisors was $19,660 and $17,865, respectively.

5. INTANGIBLE ASSETS:

On August 1, 2010, the Company purchased a financial services territory from one of its advisors at a cost of $49,360. This was recorded as an intangible asset with an estimated useful life of five years for financial reporting purposes. The intangible asset was fully amortized as of December 31, 2015.

On October 21, 2011, the Company purchased a financial services territory from an independent sales advisor for approximately $120,000. The entire $120,000 was recorded as an intangible asset with an estimated useful life of five years for financial reporting purposes. As of December 31, 2011, the accumulated amortization was $6,000. The actual payment price was determined to be $98,184 in 2012, with $19,637 paid in December 2012 and the remainder payable in twelve equal quarterly installments of $6,546. The intangible asset and accumulated amortization were adjusted in 2012 to reflect the purchase price of $98,184. As of December 31, 2016 and 2015, accumulated amortization amounted to $98,184 and $83,456, respectively. The intangible asset was fully amortized as of December 31, 2016.

Amortization expense recorded from these intangible assets was $14,728 and $25,395 during 2016 and 2015, respectively.

6. **INCOME TAX:**

The provision for income taxes for the year ending December 31, 2016 consists entirely of current state income taxes allocated from RPAG, Inc.

As described in Note 1, the Company became a wholly owned subsidiary of RPAG, Inc. on January 1, 2014 and now files a consolidated income tax return with RPAG, Inc. In addition, on January 1, 2014 the Company filed a Qualified Subchapter S Subsidiary Election. As a result of filing that election, the Company became a disregarded entity for income tax purposes and is no longer subject to federal and state income taxes. RPAG, Inc. is an S-Corporation which is not subject to federal income taxes. As an Illinois S-Corporation, RPAG, Inc. is subject to state replacement taxes at a rate of 1.5% of taxable income. For the years ended December 31, 2016 and 2015, RPAG, Inc. has allocated $12,000 and $0, respectively, of the current year state replacement tax expense to RPA, Inc. based on RPA, Inc.'s share of taxable income, which is reflected as a Due to RPAG, Inc. in the accompanying financial statements. No deferred income taxes have been allocated since it's not significant.

7. **RETIREMENT BENEFITS:**

The Company has a defined contribution retirement plan (Simple-IRA) covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. Contributions to the plan are determined within the Internal Revenue Code at the discretion of the Board of Directors. Contributions to the plan for eligible employees were $69,507 and $67,340 for the years ended December 31, 2016 and 2015 respectively.

8. **NET CAPITAL REQUIREMENTS:**

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2016 and 2015, the Company had net capital of approximately $623,595 and $438,680 and net capital requirements of approximately $25,619 and $21,117, respectively. The net capital rule may effectively restrict the withdrawal of stockholders' equity.

9. RELATED PARTIES:

The Company is a wholly owned subsidiary of RPAG, Inc. The Company is also an affiliate with RPA, LLC by way of it also being a wholly owned subsidiary of RPAG, Inc. The owners of RPA, Inc. and RPA, LLC contributed their ownership interest in each entity in exchange for the same ownership percentage in RPAG, Inc.

During the years ended December 31, 2016 and 2015, the Company and RPA, LLC shared certain operating and overhead costs such as legal, insurance, rent, utilities, and telephone, which is covered by an expense sharing agreement. RPA, LLC also provided management and consulting services to the Company. The Company's share of these costs is reflected in the Statement of Operations. Effective January 1, 2016, the expense sharing arrangement was amended to include the sharing of compensation expenses paid by the Company. The Company's share of these expense reimbursements is recorded as a reduction to compensation expense in the Statement of Operations of $1,190,092 for the year ending December 31, 2016.

The Company receives commission income from Cambridge Investment Research, Inc. ("CIR"). The Company is affiliated with CIR by way of certain owners of RPAG, Inc. being owners of Continuity Partners Group, LLC ("CPG"), which is owned by CIR.

The following is a recap of the management and consulting fees and commission income for the years ended December 31, 2016 and 2015:

	2016	2015
Administration/operations charges from RPA, LLC	$1,152,621	$1,180,130
Consulting/service fees billed and Paid by RPA, LLC	$0	$232,877
Commission income from CIR, Inc. paid to RPA, Inc.	$639,671	$720,177
Compensation cost reimbursements received from RPA, LLC	$1,190,092	$0

The Company owed $191,316 and $187,119 to RPA, LLC as of December 31, 2016 and 2015, respectively. RPA, LLC owed $28,446 to the Company at December 31, 2015.

On January 1, 2012, the Company joined CPG. The Company's shareholders acquired 435,316 units in CPG in exchange for the assignment by the Company of a percentage of practice-related sales to CPG. As a result of such assignment, the Company will receive services from CPG, and direct an agreed-upon percentage of revenues derived from CIR to CPG.

9. RELATED PARTIES: (CONTINUED)

The Company's shareholders (the "Borrowers") purchased their shares from CPG, in part, from loans issued by CPG. The Company, CPG and the Borrowers have entered into a Compensation Setoff Agreement ("CSA") whereby the parties agreed that in the event the Borrower does not receive commissions and fees from CPG or if the quarterly deductions from commissions and fees owed by CPG to Borrower are not sufficient to satisfy the amount of a scheduled payment, CPG may deduct amounts from commissions, fees and other compensation payable by CPG to RPA to cover the scheduled payment shortfall. In addition, the CSA provides RPA the right to recover any amounts paid by RPA to CPG under this agreement from the Borrowers. The Company made payments to CPG and received reimbursements from the Borrowers totaling $170,890 and $146,163 during the years ended December 31, 2016 and 2015, respectively. There were no amounts due to the Company from the Borrowers as of December 31, 2016 or 2015.

SUPPLEMENTARY INFORMATION

RETIREMENT PLAN ADVISORS, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:

Total stockholder's equity	$	664,596
Less nonallowable assets:		
Other receivables	$	19,660
Prepaid expenses		21,341
	$	41,001
Net capital before haircuts	$	623,595
Less haricuts		-
Net capital	$	623,595
Minimum net capital required		25,619
Excess net capital	$	597,976
Aggregate indebtedness	$	384,283
Percentage of aggregate indebtedness to net capital		61.62%

There are no material differences between the preceding computation and the company's corresponding unaudited part II of form X-17a-5 as of December 31, 2016.

RETIREMENT PLAN ADVISORS, INC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

RETIREMENT PLAN ADVISORS, INC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
of Retirement Plan Advisors, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Retirement Plan Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Retirement Plan Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) Retirement Plan Advisors, Inc. stated that Retirement Plan Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Retirement Plan Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Retirement Plan Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Topel Forman, L.L.C.

Certified Public Accountants

Chicago, Illinois
February 23, 2017

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

RPA

RETIREMENT PLAN ADVISORS

THE FUTURE IS BETTER THAN YOU THINK

3121 Emerald Lane, Suite 500
Jefferson City, MO 65109

Phone: 573.659.4443
Fax: 573.659.7734

Retirement Plan Advisors, Inc.'s Exemption Report

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Retirement Plan Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: paragraph k (1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Vernon Kempker, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Vernon Kempker

Chief Financial Officer

February 23, 2017

Office of Supervisory Jurisdiction: 105 West Adams, Suite 2175 | Chicago, IL 60603 | 312.701.1100
Securities offered through Cambridge Investment Research, Inc., a Broker/Dealer, Member FINRA/SIPC
Investment Advisory Services offered through Retirement Plan Advisors, LLC, a Federally Registered Investment Advisor
Cambridge Investment Research, Inc. and Retirement Plan Advisors, LLC, are not affiliated